    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         GETTY PETROLEUM MARKETING INC.
                           (Name Of Subject Company)

                         GETTY PETROLEUM MARKETING INC.
                       (Name Of Person Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title Of Class Of Securities)

                                  374292 10 0
                     (CUSIP Number Of Class Of Securities)

                            ------------------------

                                 LEO LIEBOWITZ
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         GETTY PETROLEUM MARKETING INC.
                              125 JERICHO TURNPIKE
                            JERICHO, NEW YORK 11753
                                 (516) 338-6000

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                            ------------------------

                                    COPY TO:
                            MARC D. BASSEWITZ, ESQ.
                                LATHAM & WATKINS
                       233 SOUTH WACKER DRIVE, SUITE 5800
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-7700

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1. SUBJECT COMPANY INFORMATION.

     NAME AND ADDRESS. The name of the subject company is Getty Petroleum Marketing Inc., a corporation organized under the laws of the State of Maryland (the "Company"), and the address of the principal executive offices of the Company is 125 Jericho Turnpike, Jericho, New York 11753. The telephone number of the principal executive offices of the Company is (516) 338-6000.

     SECURITIES. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock" or "Shares"). As of November 2, 2000, there were 14,002,866 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF THE FILING PERSON.

     NAME AND ADDRESS. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in
Item 1 above.

     TENDER OFFER. This Schedule 14D-9 relates to the offer by Mikecon Corp., a corporation organized under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Lukoil Americas Corporation, a corporation organized under the laws of the State of Delaware ("Lukoil Americas"), each an indirect wholly owned subsidiary of OAO LUKOIL, a Russian open joint stock company ("LUKOIL"), disclosed in a Tender Offer Statement on Schedule TO, dated November 9, 2000 (the "Schedule TO"), to purchase all of the issued and outstanding Shares at a price of $5.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase"), dated November 9, 2000, and the related letter of transmittal (the "Letter of Transmittal," which, as may be amended and supplemented from time to time, together with the Offer to Purchase, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 2, 2000 (the "Merger Agreement"), by and among the Company, LUKOIL, Lukoil International GmbH, an Austrian corporation and direct, wholly owned subsidiary of LUKOIL ("Lukoil International"), Lukoil Americas and Purchaser, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger") as soon as practicable after the consummation of the Offer, with the Company being the surviving corporation in the Merger (the "Surviving Corporation") and becoming a wholly owned subsidiary of Lukoil Americas.

     The Schedule TO states that the address of the principal executive offices of Lukoil Americas and Purchaser is 540 Madison Avenue, New York, New York 10022.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described or referred to below, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (a) the Company or its executive officers, directors or affiliates or (b) Lukoil Americas, Purchaser or their executive officers, directors or affiliates.

     Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in the Company's Information Statement in the sections entitled "The Board of Directors and Its Committees -- Report of the Compensation and Stock Option Committee" and "Compensation." The Information Statement is attached hereto as Annex A and incorporated herein by reference. Certain of these contracts, agreements, arrangements and understandings will be affected by the Merger, as described below.

     In connection with the transactions contemplated by the Merger, the following agreements were entered into: (a) the Merger Agreement; (b) Support Agreements dated November 2, 2000 between Lukoil Americas, Purchaser and each of Leo Liebowitz, Howard Safenowitz, Milton Cooper and certain of their affiliates or associates (the "Principal Stockholders"); (c) a Consolidated, Amended and Restated Master

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Lease dated November 2, 2000 between Getty Properties Corp. ("Getty
Properties"), a wholly owned subsidiary of Getty Realty Corp. ("Getty Realty"), and the Company (the "Amended Master Lease"), (d) an Environmental Indemnity Agreement dated November 2, 2000 between Getty Properties and the Company (the "Environmental Indemnity Agreement"), (e) an Amended and Restated Trademark License Agreement dated November 2, 2000 between Getty Properties and the Company (the "Amended Trademark License Agreement") and (f) a Trademark License Agreement dated November 2, 2000 between the Company and Getty TM Corp., a wholly owned subsidiary of Getty Properties (the "New Trademark License Agreement"). The Amended Master Lease will become effective two hours prior to the initial acceptance of Shares for payment pursuant to the Offer. Each of the documents in (d) through (f) will become effective only upon the initial acceptance of Shares for payment pursuant to the Offer.

     The Merger Agreement. The summary of the material terms of the Merger Agreement set forth under the caption "Section 11. Purpose of the Offer; Plans for the Company; Certain Agreements" in the Offer to Purchase is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

     Support Agreements. The following summary is qualified in its entirety by reference to the complete text of the form of the Support Agreements which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

     Pursuant to the Support Agreements, the Principal Stockholders have agreed, subject to certain limitations, to tender all of their Shares, representing approximately 40% of the issued and outstanding Shares of the Company, to Purchaser pursuant to the Offer and vote their Shares in favor of the Merger, as follows: (1) Leo Liebowitz, Chairman of the Board, President and Chief Executive Officer - 2,222,882 Shares, including 871,637 Shares held in Mr. Liebowitz' Grantor Retained Annuity Trust (a "GRAT"), 163,740 Shares held by Mr. Liebowitz' wife, 871,637 Shares held in Mr. Liebowitz' wife's GRAT and 30,724 Shares held by a charitable foundation; (2) Howard Safenowitz, Director - 2,349,758 Shares, including 23,479 Shares held as custodian for three minor children, 176,118 Shares held in The Marilyn Safenowitz Irrevocable Trust, 500,000 Shares held by the Safenowitz Family Partnership, LP and 1,534,601 Shares held by Safenowitz Equity Partners LP; and (3) Milton Cooper - 1,038,070 Shares, including 160,000 Shares held by a charitable foundation. These stockholders have also granted an irrevocable proxy to a certain officer of LUKOIL Americas to vote the applicable Shares in favor of the Merger should a vote on it occur. Each Support Agreement and each Principal Stockholder's commitment to tender their Shares terminates, and each respective proxy is terminable, if the Merger Agreement is terminated in accordance with its terms.

     Amended Master Lease. The following summary is qualified in its entirety by reference to the complete text of the Amended Master Lease Agreement which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

     In connection with the spinoff of the Company from Getty Petroleum Corp. to Getty Petroleum Corp.'s stockholders in March 1997 (the "Spinoff"), Getty Properties (the renamed Getty Petroleum Corp. after the spinoff and now a wholly owned subsidiary of Getty Realty) and the Company entered into a Master Lease Agreement (the "Master Lease") with respect to approximately 1,000 service stations and convenience store properties and 10 distribution terminals and bulk plants. The initial term of the Master Lease was 15 years (or periods ranging from one to fifteen years with respect to approximately 400 of such properties which were leased by Getty Properties from third parties) and generally provided the Company with four ten-year renewal options (or with respect to such leased properties, such shorter period as the underlying lease may provide). After the Spinoff, Getty Properties and the Company also entered into three other master leases with respect to 28 other sites.

     On November 2, 2000, Getty Properties and the Company entered into the Amended Master Lease, which will become effective two hours prior to the initial acceptance of Shares for payment pursuant to the Offer. The Amended Master Lease, which consolidates all four master leases, (1) extends the initial term to 2015 and reduces the overall term of the Master Lease (including renewal options) to approximately 49 years, (2) provides for an immediate 4% rent escalation and an annual 2% escalation thereafter, (3) provides for "all
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or nothing" renewals only, requiring renewals with respect to all properties
(including service station and terminal properties) leased thereunder, (4) clarifies the definition of closure for purposes of transferring Getty Properties' environmental responsibilities regarding a site to the Company, (5) provides the Company with certain rights of first offer on all properties that Getty Properties owns in fee which Getty Properties desires to sell and first refusal on a limited number of sold properties, (6) adds provisions to make the master lease more financeable and (7) provides that Getty Properties will indemnify the Company for certain pre-existing non-environmental conditions as follows: the Company will pay the first $250,000 of such costs and expenses, the Company and Getty Properties will share equally the next $2.75 million of such costs and expenses, and the Company will pay all additional costs and expenses over $3 million.

     Environmental Indemnity Agreement. The following summary is qualified in its entirety by reference to the complete text of the Environmental Indemnity Agreement which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

     On November 2, 2000, Getty Properties and the Company entered into an Environmental Indemnity Agreement, which will become effective only upon the initial acceptance of Shares for payment pursuant to the Offer, providing, among other things, that Getty Properties will indemnify the Company for certain pre-existing environmental conditions at terminals owned by Getty Properties. Under the agreement, the Company will pay the first $1.5 million of costs and expenses incurred in connection with remediating any of such pre-existing terminal conditions, the Company and Getty Properties will share equally the next $8.5 million of such costs and expenses and the Company will pay all additional costs and expenses over $10 million.

     Trademark License Agreements. The following summary is qualified in its entirety by reference to the complete texts of the Amended Trademark License Agreement and the New Trademark License Agreement which are filed as Exhibits
(e)(5) and (e)(6) hereto and incorporated herein by reference.

     In connection with the Spinoff, Getty Properties and the Company entered into a Trademark License Agreement providing for an exclusive, royalty-free license to the Company of certain Getty(R) trademarks, service marks and trade names (including the name "Getty") used in connection with the Company's business, within the 13-state territory constituting the Company's marketing region as specified in the agreement. The term of the agreement was coextensive with the term of the Master Lease. The Trademark License Agreement also provided the Company with the option to enter into a nonexclusive license to use such marks in the other states of the United States, subject to negotiation of a market royalty.

     On November 2, 2000, Getty Properties and the Company entered into the Amended Trademark License Agreement, which will become effective only upon the initial acceptance of Shares for payment pursuant to the Offer. Pursuant to the Amended Trademark License Agreement, the exclusive license continues for 12 of the 13 states provided in the Trademark License Agreement and is extended to include use of the marks in Washington, D.C. The option to enter into a nonexclusive license for use of the marks in other states of the United States will terminate.

     On November 2, 2000, Getty TM Corp. and the Company entered into the New Trademark License Agreement, which will become effective only upon the initial acceptance of Shares for payment pursuant to the Offer. In order to effectuate the New Trademark License Agreement, Getty Properties intends to transfer its ownership rights relating to use of the marks outside of the 12-state territory and Washington, D.C. to Getty TM Corp. Pursuant to the New Trademark License Agreement, the Company is granted an exclusive royalty-free license for West Virginia and a nonexclusive license for the remaining 37 states outside of the existing 13-state marketing area at a gallonage-based royalty rate which begins at 35 basis points per gallon of petroleum product sold and declines as the number of gallons sold annually increases.

     Treatment of Stock Options. The Merger Agreement provides that each outstanding option to purchase Shares, whether or not vested or exercisable as of the consummation of the Offer, will be cancelled. In consideration thereof, upon the consummation of the Offer, Purchaser will pay in cash an amount equal to the excess, if any, of $5.00 over the exercise price per share of such option, multiplied by the number of Shares subject to such option. The aggregate cash value (measured by calculating the difference between $5.00 per

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Share and the weighted average exercise price) for all "in-the-money"
outstanding options held by the Company's directors and executive officers is approximately $604,000.

     Allocation of ESOP Shares. Upon consummation of the Offer or Merger, as applicable:

     - Purchaser will pay the Company's Employee Stock Ownership Plan (the "ESOP") trust in cash an amount equal to $5.00 per Share times the number of such Shares; and

     - the interests of each participant in the ESOP with respect to allocated shares as of that date will become fully vested.

     On or before the effective date of the Merger, any proceeds from the Offer related to unallocated Shares will be used to the maximum extent possible to repay the Company's loan to the ESOP trust. As of the effective date of the Merger, the Company will forgive any remaining balance outstanding under the ESOP loan.

     Arrangements with Executive Officers and Directors. Certain contracts, agreements, arrangements and understandings between the Company and its executive officers and directors are described in the attached Information Statement under the heading "Compensation -- Other Executive Compensation."

     Employee Benefits. The Merger Agreement provides that, following the effective date of the Merger through December 31, 2001, Purchaser will, or will cause the Surviving Corporation to, provide all of the employees, as a group, of the Surviving Corporation and its subsidiaries with employee benefit plans as are substantially equivalent, in the aggregate, to those currently provided by the Company's current employee benefits plans. In addition, for each year for which a payment would have been due by the ESOP trust to the Company but for the prepayment of the ESOP loan described above, the Purchaser will cause the Surviving Corporation to make a special profit sharing contribution to the Company's Retirement and Profit Sharing Plan equal to the amount of such payment.

     Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that all rights to indemnification existing in favor of the present or former officers and directors of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") as provided in the certificate of incorporation, by-laws or other similar governing documents of the Company or any of its subsidiaries, or in other agreements between an Indemnified Party and the Company or any of its subsidiaries, will survive the Merger and will continue in effect for six years after the consummation of the Merger.

     The Merger Agreement also provides that prior to the acceptance for payment of Shares pursuant to the Offer, the Company will purchase policies of directors' and officers' liability insurance and statutory liability insurance
(a) providing at least the same coverage and amounts and containing terms and conditions which are, in the aggregate, materially no less advantageous to the insured as those policies currently maintained by the Company on the date of the Merger Agreement, (b) which will not result in any gaps or lapses in coverage with respect to matters occurring prior to the date on which the Shares are accepted for payment pursuant to the Offer, (c) providing coverage for a six (6) year period after the effective time of the Merger with respect to claims arising from acts, facts, errors, omissions or events that occurred on or before the date on which the Shares are accepted for payment pursuant to the Offer, and
(d) so long as the premium to be paid by the Company for such policies does not exceed 200% of the premium paid for the 12-month period ending February 21, 2001; provided that if such policies cannot be obtained at such cost, the Company will obtain as much of such policies as can be so obtained at a cost equal to 200% of the premium paid for the 12-month period ending February 21, 2001.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     SOLICITATION OR RECOMMENDATION. The Company's Board of Directors (the "Board"), at a special meeting held on November 2, 2000, by the unanimous vote of the directors, and following review by the Company Special Committee of those aspects of the transactions that involved Getty Realty:

     - determined that each of the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company's stockholders;
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     - approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

     - declared the Merger Agreement advisable.

     The Board recommends that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and approve the Merger.

     A copy of the Company's letter to its stockholders, dated as of November 9, 2000, is filed as Exhibit (a)(1)(D) hereto and is incorporated herein by reference.

     REASONS.

     Background. Since the Company was spun off to stockholders in early 1997, its stock price has fluctuated widely. In early 1999, the Company's senior management and the Board believed that the Company's stock price did not reflect the true value of its business and accordingly decided to begin exploring strategic options for the Company. At that time, the scope of such strategic options was not focused on a sale of the Company. Rather, the Company sought the assistance of ING Barings LLC ("ING Barings"), a financial advisor with whom members of the Board were familiar, to begin contacting third parties that could be potentially interested in pursuing an investment in or a business combination with the Company. ING Barings contacted several companies, some of which met with senior management of the Company. No formal indications of interest resulted. Among other companies, LUKOIL, a company headquartered in Russia, indicated that it was not interested in investing in or pursuing a business combination with the Company at that time.

     On June 16, 1999, Lukoil USA Inc., a wholly owned indirect subsidiary of LUKOIL ("Lukoil USA"), contacted the Company by letter and indicated that, as the Russian financial crisis had begun to settle, Lukoil USA was now prepared to indicate its interest in pursuing a controlling investment in or an acquisition of the Company at a premium to Company's market capitalization, subject to due diligence. On June 17, 1999, ING Barings presented to the Board, at its regular quarterly meeting, a summary of potential strategic options for the Company. After discussions among the Board regarding such options, the Board determined to have ING Barings solicit proposals for potential financial investors in the Company. In addition, after careful consideration by the Board and senior management, the Company decided to pursue discussions with Lukoil USA relating to an investment in the Company by LUKOIL. The Company and Lukoil USA entered into a Confidentiality Agreement on July 7, 1999, after which Lukoil USA began a preliminary business diligence review and held preliminary discussions with the Company's management. During late July and early August 1999, representatives of Lukoil USA and the Company discussed the possible terms of an investment in or business combination transaction with the Company.

     On August 16, 1999, at the Company's request, ING Barings began distributing a confidential information memorandum containing general information about the Company, including the Company's business, management, strategy and growth initiatives and historical and projected financial information, to selected prospective investors.

     On August 17 and 18, 1999, the Board held special meetings to continue discussing strategic options for the Company. With the assistance of ING Barings, the Board discussed Lukoil USA's proposals and concluded that the indicated prices and terms of such proposals were insufficient for an acquisition of all or a controlling interest in the Company. The Board also considered the fact that it had been advised by Getty Properties that, as the Company's lessor under the Master Lease, it would seek financial guarantees from Lukoil USA's parent entity or a third party letter of credit if Lukoil USA were to acquire a controlling interest in or all of the Company. The Board determined to have Leo Liebowitz, its Chief Executive Officer and Chairman of the Board, contact Lukoil USA and communicate that the Company would only be interested in pursuing a business combination which would result in a majority ownership position for Lukoil USA if Lukoil USA substantially increased its bid. At the August 17 and 18 meeting, the Board also initially discussed with legal counsel the potential desirability of creating a special committee of directors uninterested in Getty Realty and its subsidiaries, as a potential investment or business combination may present issues as to which the interests of the Company and of Getty Realty and its subsidiaries may conflict.

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     Mr. Liebowitz subsequently had discussions with representatives of Lukoil
USA in which he expressed the Board's positions. The parties agreed to meet, and on August 26, 1999, the Company's senior management and its financial and legal advisors met with representatives of Lukoil USA (including its financial and legal advisors) to discuss a potential business transaction. Lukoil USA again expressed that its only interest was in becoming a majority owner of the Company. After much discussion, the parties were unable to come to an agreement on price or deal structure. In October 1999, representatives of ING Barings, Lukoil USA and the Company's legal advisors held further discussions but were unable to find any basis for agreement.

     As a result of the August 16, 1999 confidential information memorandum distribution, the Company continued discussions with several potential investors in the Company, two of which performed a limited due diligence review of the Company's financial matters and business operations. None of those discussions resulted in formal proposals.

     During these discussions with potential investors, the Company also continued to explore strategic growth opportunities through acquisitions. Discussions with these companies also included the potential for such parties to acquire the Company. On October 18, 1999, representatives of the Company met with representatives of an interested party ("Interested Party A") to preliminarily discuss whether a transaction could be agreed on between the Company and Interested Party A. The Company presented a preliminary proposal to acquire or to be acquired by Interested Party A in a stock-for-stock merger. The Company, however, ultimately elected in early 2000 not to make a final offer to acquire Interested Party A given its financial performance and the fact that the Company's acquisition of Interested Party A would constitute a change of control under the indenture governing substantial indebtedness of Interested Party A. A change in control would permit the holders of that indebtedness to demand repayment of their outstanding debt obligations of Interested Party A.

     During the last week of March 2000, the Company was approached by another interested party ("Interested Party B") that was interested in using the Company's trade name on certain of its retail stores. While the Board concluded that the Company should not license its trade name in light of its strategic option process, the Board directed management to discuss with Interested Party B a potential acquisition of the Company. Following discussions in the following days, Interested Party B indicated that it was not interested in pursuing such a transaction.

     On March 22, 2000, the Board met with ING Barings during its regular quarterly meeting to discuss the current status of its strategic activities. ING Barings presented a summary of the companies which had expressed an interest in engaging in a business combination with the Company and the status of discussions with each company. ING Barings also presented strategic alternatives for such a business combination, including contacting a few selected potential purchasers, presenting information about the Company to a larger group of potential purchasers or publicly announcing the Company's intention to pursue strategic alternatives. In light of these presentations and the Company's relatively low stock price, the Board determined that the Company should begin pursuing a potential sale of the Company.

     The Company entered into an agreement with ING Barings on April 5, 2000 engaging ING Barings on an exclusive basis to render financial advisory and investment banking services to the Company in connection with the possible sale or merger, tender offer or similar transaction involving all or a substantial portion of the business, assets or stock of the Company. On the same day, the Company issued a press release announcing the retention of ING Barings and its intention to pursue strategic alternatives for the Company.

     On April 11, 2000, the Company received a written expression of interest and purchase proposal, subject to diligence review, from an interested party ("Interested Party C") for a cash purchase of all of the Company's common stock. On April 13, 2000, the Company and Interested Party C entered into a confidentiality agreement and Interested Party C commenced its due diligence review.

     On April 18, 2000, Mr. Liebowitz met again with representatives of Lukoil USA at Lukoil USA's offices to discuss a potential purchase of the Company by Lukoil USA. No specific terms were discussed. However, the parties agreed to have their respective financial and legal advisors meet to discuss the potential structure of such a transaction. On April 20, 2000, representatives of the companies and their respective legal advisors met

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telephonically to discuss whether Lukoil USA would provide credit support
(including potentially parent company guarantees and/or a letter of credit covering the lease payments) under the Master Lease. While no transaction structure or price was discussed, Lukoil USA agreed to consider providing some form of credit support.

     On April 21, 2000, ING Barings, at the Company's request, distributed a revised confidential information memorandum describing the Company, its business and certain financial information to prospective purchasers of the Company. The confidential information memorandum also included a summary of the Master Lease. The Company expected that potential purchasers may wish to revise certain terms of the Master Lease, and the Board recognized that Getty Realty would have to become involved in the sale process to the extent that Master Lease revisions were requested.

     On April 24, 2000, representatives of the Company met with representatives of Lukoil USA to discuss Lukoil USA's interest in purchasing the Company, and then met with its financial and legal advisors. On April 28, 2000, the Company received from Lukoil USA a written preliminary non-binding offer to acquire the Company at a price of $3.50-$4.00 per Share, subject to due diligence, which set forth certain terms and conditions of the offer, including Lukoil USA's ability to negotiate changes to certain terms of the Master Lease. On April 28, 2000, the closing price of the Company's common stock was $3.375 per Share.

     From April through late July 2000, the Company and its financial and legal advisors continued its discussions with Interested Party C regarding its proposed purchase of the Company. Interested Party C proposed, among other items, substantial changes to the Master Lease, financing contingencies and alternatively a purchase of both the Company and Getty Realty. Despite repeated discussions between the Company and Interested Party C, the parties were unable to agree upon a deal structure, terms of the agreement or price.

     On May 12, 2000, the Company received a written expression of interest in acquiring the Company from United Refining Company ("United"), subject to diligence review and financing arrangements. During June and July, 2000, the Company met periodically with United to discuss the terms and conditions of a purchase and United conducted a limited due diligence review of the Company pursuant to a confidentiality agreement United entered with the Company.

     The Company continued its discussions with Lukoil USA, and on June 6, 2000, ING Barings and the Company presented to Lukoil USA and its financial and legal advisors a management presentation. On June 7, 2000, ING Barings and the Company gave Lukoil USA and its financial advisors a tour of several of the Company's service stations and one of its petroleum terminals. Lukoil USA and its financial and legal advisors also began a due diligence review of the information contained in the Company's data room. The Company and Lukoil USA also discussed certain diligence issues, including Lukoil USA's requested environmental review of the Company's leased properties, and other terms of the purchase proposal.

     On June 8, 2000, the Company received a written expression of interest from another interested party ("Interested Party D"). The proposal was highly conditional and was not accompanied by any financing commitments. After discussing the terms of the proposal, management of the Company and the Board informally determined not to pursue a transaction with Interested Party D.

     On June 14 and 15, 2000, during a regular quarterly meeting of the Board, the Board discussed with ING Barings and the Company's legal advisors the status of its exploration of strategic alternatives and discussions with interested parties, including Lukoil USA. The Board was advised that Lukoil USA had increased its indicated offer price to $4.25 to $4.50 per Share, and after consultation with ING Barings the Board determined to continue discussions with Lukoil USA. Following consultation with the Company's legal counsel, the Board also determined that, in view of possible conflicts of interest between the Company and Getty Realty regarding certain aspects of a potential transaction, in particular Lukoil USA's requests for revisions to the Master Lease, it was advisable to form a special committee of the Board comprised of directors who were not officers or directors of Getty Realty. At the June 14, 2000 meeting, the Board resolved to form a special committee (the "Company Special Committee"), consisting of Mr. Matthew Chanin, Mr. Ronald Hall, Mr. Richard Montag and Mr. Howard Silverman, to review the aspects of any proposed

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transaction which would involve Getty Realty or one or more of the Principal
Stockholders, including the negotiation of amendments to the Master Lease, and to permit the Company Special Committee to retain special outside counsel.

     On June 19, 2000, representatives of Lukoil USA expressed to representatives of ING Barings Lukoil USA's desire for an agreement with the Company whereby the Company would agree to forego discussions with other companies regarding the sale of the Company during Lukoil USA's more extensive diligence review of the Company, including real estate and environmental diligence, for a period of 60-90 days. Lukoil USA also requested that the Company reimburse Lukoil USA for its expenses relating to its diligence and pay Lukoil USA a fee under certain circumstances, including upon consummation of a transaction with another prospective purchaser within a specified time period. The Board held a special telephonic meeting on the afternoon of June 19, 2000 to discuss whether to consider an exclusive arrangement as well as other terms of the proposal. The Board asked Lukoil USA, through ING Barings, for an estimate of the due diligence expenses it would incur. On June 20, 2000, Lukoil USA supplied the Company with an estimate of due diligence expenses.

     On June 28, 2000, the Company Special Committee met with its special counsel to clarify its role in negotiations with potential acquirors. The Company Special Committee requested that it be advised with respect to all aspects of any transaction as to which the Company's and Getty Realty's interests may conflict, and, in response to a request by the Company Special Committee, Getty Realty arranged to have separate legal counsel to represent it in the negotiation of the Amended Master Lease.

     During early July 2000, the Board and representatives of senior management met with ING Barings and the Company's legal advisors to discuss a proposed exclusivity arrangement between the Company and Lukoil USA and the provisions regarding expense reimbursement and other terms of Lukoil USA's proposal. Several discussions were held between senior management (along with its financial and legal advisors) and Lukoil USA and its financial and legal advisors concerning the terms of the proposal. Given that the terms of a purchase by Lukoil USA of the Company would include revisions to the Master Lease and certain other agreements with Getty Realty, the Board, following consultation with the Company's legal advisors, determined that prior to signing any exclusivity agreement with Lukoil USA the Company should obtain from Getty Realty some indication that Lukoil USA's requested revisions to the Master Lease could be accomplished. Accordingly, the Board arranged for Mr. Philip Coviello and Mr. Warren Wintrub, two members of the Getty Realty Board (the "Realty Special Committee"), to discuss such issues with representatives of Lukoil USA. Those discussions were commenced on July 21, 2000 and continued on August 2, 2000.

     Concurrently, the Company and its advisors continued to discuss the terms of an exclusivity arrangement with Lukoil USA, including the terms and structure of a possible transaction.

     Following a series of discussions between representatives of the Company and representatives of Lukoil USA and their respective advisors on August 3, 2000, the Board met by telephone on August 4, 2000. Mr. Liebowitz informed the Board that Lukoil USA had now proposed a two-step transaction at a cash price of $5.00 per Share. He then reviewed the status of negotiations regarding certain other terms and conditions of Lukoil USA's offer, including the requested Master Lease amendments and the exclusivity arrangement. After discussion, the Board determined that management should attempt to negotiate certain changes to the proposed terms of the exclusivity arrangement, now memorialized in the Letter Agreement described below. During the meeting, ING Barings also advised the Board of discussions with other interested parties.

     On August 8, 2000, after further negotiations, the Company and Lukoil USA entered into the Letter Agreement providing that, for the period of Lukoil USA's diligence review of the Company (45 days with an additional period of up to 45 days under certain circumstances), the Company would not engage in discussions concerning an acquisition proposal with any third party other than with certain identified acquirors with whom the Company had previously had discussions or with others if necessary for the Board to comply with duties under applicable law. The Letter Agreement provided for payment by the Company of a fee to Lukoil USA of $3 million and reimbursement of Lukoil USA's reasonable documented out-of-pocket diligence expenses up

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

to a maximum of $1.5 million under certain circumstances. The Company and Getty Realty entered into a letter agreement also dated August 8, 2000 regarding the proposed revisions to the Master Lease.

     After execution of the Letter Agreement, Lukoil USA began an extensive due diligence review of the Company's operations, including financial information, business operations, contracts and other items. The Company provided to Lukoil USA environmental reports in its possession from consultants concerning over 400 of its retail sites, and Lukoil USA retained a consultant to conduct environmental reviews of the balance of the Company's retail properties and its terminals. Lukoil USA's representatives were also given access to all of the Company's and Getty Properties' files concerning the leased retail sites and terminals. On August 14, 2000, the Company's legal advisors gave to Lukoil USA a draft of a merger agreement, and from September through November 2, 2000 representatives of the Company, representatives of Lukoil USA and their respective legal and financial advisors negotiated the terms of the agreement. On September 22, 2000, pursuant to the Letter Agreement, Lukoil USA extended the exclusivity period for an additional 45 days.

     From August 8 to November 2, 2000, the Company continued to engage in discussions, as permitted by the terms of the Letter Agreement, with other potential purchasers of the Company. One such potential purchaser conducted an extensive due diligence review of the Company; however none of the companies submitted to the Company a further written expression of interest prior to November 2, 2000. United and its potential financing source conducted due diligence regarding the Company for approximately 10 days beginning September 20, 2000. On October 19, 2000, representatives of ING Barings were advised by representatives of United that it had procured a commitment letter from its potential financing source. On October 20, 2000, the Company's financial advisor provided to United a draft of a merger agreement. Despite several discussions with representatives of United and its financial advisor, United did not provide a written proposal to the Company nor did it provide the Company or its representatives with a copy of its financing commitment letter or respond to the merger agreement draft prior to the execution of the Merger Agreement between the Company and Lukoil USA.

     During October 2000, representatives of the Company conducted extensive negotiations with representatives of Lukoil USA regarding the merger agreement, and along with representatives of Getty Properties, the Amended Master Lease and related documents. The Boards of the Company and Getty Realty were apprised of all material developments during this time.

     On October 30, 2000, the Company Special Committee held a meeting at which its members reviewed the status of the terms of the Offer, the Merger and the Merger Agreement as such terms related to Getty Realty or one or more of the Principal Stockholders. Immediately following the Company Special Committee meeting, the Board held a special meeting at which all directors were present in person or by telephone. The Company Special Committee recommended to the Board to approve those aspects of the Offer, the Merger and the Merger Agreement which involved Getty Realty or one or more Principal Stockholders. The Board also received and participated in a presentation by its legal advisors concerning the Board's statutory obligations in considering the proposed transaction. The terms of the proposed transaction were reviewed with the Company's management and the Board received and participated in a presentation by its legal advisors with respect to the terms of the proposed transaction. The Board also received and participated in a presentation by ING Barings with respect to the financial terms of the proposed transaction. At the conclusion of its presentation, representatives of ING Barings delivered the oral opinion of ING Barings to the Board that, as of such date, the offer price of $5.00 per Share in cash proposed to be received in the Offer and the Merger by the stockholders of the Company pursuant to the Merger Agreement was fair, from a financial point of view, to the Company's stockholders.

     Negotiations then continued among the parties. On November 1, 2000, the Board was provided a further update on the status of these discussions. Also on November 1, 2000, the Board of Getty Realty approved the terms of the Amended Master Lease and related documents, subject to successful negotiation of certain issues which were resolved during the next day.

     On November 2, 2000, the Board held a special meeting at which all directors were present in person or by telephone. At this meeting, the Board considered the final terms of the Offer, the Merger and the Merger Agreement. The Company's legal advisors summarized the final terms of the proposed transaction. ING
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

Barings reconfirmed its oral opinion (which was subsequently delivered in writing) that, as of such date, the offer price was fair, from a financial point of view, to the Company's stockholders. After such discussions, the Board by the unanimous vote of the directors (1) determined that each of the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company's stockholders; (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (3) declared the Merger Agreement advisable; and (4) recommended that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and approve the Merger.

     Following the approval by the Board on November 2, 2000 Mr. Liebowitz executed the Merger Agreement and delivered it to Lukoil Americas, and Mr. Ralif Safin, First Vice President of LUKOIL, executed the Merger Agreement on behalf of LUKOIL and Lukoil International and Mr. Vadim Gluzman, President of Lukoil Americas and Mikecon Corp., simultaneously delivered an executed copy of the Merger Agreement to the Company. Each Principal Stockholder executed a Support Agreement and delivered it to Lukoil Americas, and Mr. Gluzman simultaneously delivered an executed copy of each Support Agreement to the respective Principal Stockholder. Getty Properties and the Company executed the Amended Master Lease and the Environmental Indemnity Agreement; Getty Properties and the Company executed the Amended Trademark License Agreement; and Getty TM Corp. and the Company executed the New Trademark License Agreement, each to be effective generally prior to the initial acceptance of Shares for payment pursuant to the Offer. The Offer and Merger were publicly announced on November 2, 2000.

     Reasons for the Board's Conclusions. In reaching the determination described above, the Board considered a number of factors including, without limitation, the following:

     - The Company's financial condition, results of operations and business and strategic objectives, as well as the risks involved in achieving those objectives;

     - Current conditions and trends in the petroleum industry in general and the gasoline marketing business in particular, and the effect of those conditions and trends on the Company;

     - The significant competition and consolidation in the industry and market in which the Company operates, the relative size of other participants in the industry and the available capital and resources of these other participants as compared to the Company;

     - The Company's status as an independent marketer of petroleum products, without refining capacity, while many of the Company's competitors are vertically integrated oil companies.

     - The current prospects for appreciation of the Company's valuation given the Company's relatively small market capitalization;

     - A review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibilities of securing a significant investment in the Company to augment its equity capitalization, continuing to operate the Company as an independent entity, a strategic acquisition of another company, a strategic merger with another company in the same industry and a sale or partial sale of the Company through a merger or by other means, and, in respect of each alternative, the timing and the likelihood of actually accomplishing the alternative;

     - The results of the efforts undertaken by the Company's management and ING Barings to solicit indications of interest in making an investment in or the possible acquisition of the Company from third parties other than Purchaser, including the receipt or solicitation of an indication of interest from approximately 67 entities;

     - The financial and valuation analyses presented to the Board by ING Barings, including market prices and financial data relating to other companies engaged in businesses considered comparable to the Company and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of the Company;

     - The oral opinion of ING Barings, which was later confirmed in a written opinion, dated November 2, 2000, to the effect that, as of the date of the opinion, the consideration to be received in the tender offer and the merger by the Company's stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders. The full text of ING Barings' written opinion, which sets forth the procedures followed, the limitations of the review undertaken and the assumptions made by ING Barings in rendering the opinion, is attached as Annex B hereto and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY;

     - The terms and conditions of the Merger Agreement, including, without limitation, that the terms of the Merger Agreement will not prevent other third parties from making proposals to the Company after the execution of the Merger Agreement, will not prevent the Board from providing information to and engaging in negotiations with other third parties that make proposals that (A) a majority of the Board reasonably determines in good faith (after consultation with ING Barings) that taking such action would be reasonably likely to lead to the delivery to the Company of a proposal that is superior to Purchaser's proposal and (B) a majority of the Board determines in good faith (after consultation with legal counsel) that it is necessary to take such actions in order to comply with its fiduciary duties under applicable law, and will permit the Company, subject to the non-solicitation provisions and the payment of the termination fee and expense reimbursement discussed under the caption "Section 11. Purpose of the Offer; Plans for the Company; Certain Agreements," in the Offer to Purchase to enter into a transaction with another third party that a majority of the Board determines in good faith (after consultation with ING Barings) to be superior to the Company and its stockholders (in their capacity as stockholders) from a financial point of view (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and identity of the offeror) as compared to Purchaser's proposal, and which is reasonably capable of being consummated if the Board reasonably determines in good faith (after consultation with legal counsel) that it is necessary to terminate the Merger Agreement and into an agreement to effect the superior proposal in order to comply with its statutory duties under applicable law;

     - The likelihood that the Merger would be consummated, including LUKOIL's experience, reputation, financial condition and support and Lukoil USA's ability to reach an agreement with Getty Properties on certain terms and conditions of the Master Lease and other documents, as well as the risks to the Company if the Merger were not consummated;

     - The Board's belief that any potential acquiror would desire to reach agreement with Getty Properties to modify certain provisions of the Master Lease, and that while agreement had been reached with Lukoil USA, there could be no assurance that Getty Properties could reach agreement with any other potential acquirors;

     - The structure of the transaction, which provides for all cash consideration, is not subject to any financing contingency and is designed, among other things, to result in the holders of the Shares receiving, at the earliest practicable time, the consideration paid in the Offer;

     - The Company Special Committee's review of the aspects of the Merger which involved Getty Realty or one or more of the Principal Stockholders, including the amendments to the Master Lease, and its recommendation to approve such aspects of the Merger;

     - The approval of the transaction by the Principal Stockholders holding 40% of the issued and outstanding Shares of the Company, as evidenced by the execution of their respective Support Agreements;

     - The Principal Stockholders' obligations under the Support Agreements terminate upon termination of the Merger Agreement.

     - The Company publicly disclosed seven months before the Merger Agreement was signed that the Company was considering strategic alternatives and, in the period since the public announcement in April 2000, Lukoil USA made the most attractive offer;

     - The relationship of the Offer price to the historical market prices for the Shares and to the Company's per Share book value, including the fact that the Offer represents a 122% premium over the closing price of Shares on April 4, 2000, the day before the public announcement of the Company's intention to pursue strategic alternatives, and a 45% premium over the closing price of Shares on November 2, 2000; and

     - The potential availability to the Company's stockholders of dissenters' rights in the Merger under applicable law.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

     INTENT TO TENDER. To the best of the Company's knowledge, all of its executive officers, directors and affiliates currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of
Section 16(b) of the Securities Exchange Act of 1934, as amended.

     The Principal Stockholders have entered into the Support Agreements. See
Item 3.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     ING Barings was engaged to advise the Company in connection with a possible acquisition of the Company and to undertake an analysis to enable ING Barings to provide an opinion to the Board for its consideration as to the fairness to the Company's stockholders, from a financial point of view, of the consideration to be received by the Company's stockholders in such a transaction. Pursuant to the terms of their engagement, the Company has agreed to pay ING Barings a fee of $900,000.

     The Company also has agreed to reimburse ING Barings for reasonable expenses and to indemnify ING Barings and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of their engagement. In the ordinary course of business, ING Barings and its affiliates may actively trade or hold the securities of the Company, Getty Realty and affiliates of Purchaser for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. ING Barings has previously rendered and continues to render certain investment banking and financial advisory services to the Company and to Getty Realty and has received customary fees for the rendering of such services.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, other than a transfer of 1,534,601 Shares from Safenowitz Partners LP to Safenowitz Equity Partners LP, each of which is an affiliate of Howard Safenowitz, a director of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     SUBJECT COMPANY NEGOTIATIONS. Prior to entering into the Merger Agreement, the Company had contacts and negotiations with other entities (including United) that had expressed interest in the Company. Upon execution of the Merger Agreement, the Company ceased contacts with such other entities.

     On November 6, 2000, the Board received an unsolicited written proposal from a newly formed subsidiary of United ("United Sub"), regarding its interest in acquiring all of the outstanding common stock of the Company. The proposal indicated that United Sub was willing and fully prepared to acquire, for $5.75 per Share, all of the outstanding Shares. The proposal further indicated that, subject to review of any material differences between the draft merger agreement delivered to United on October 20, 2000 and the terms set forth in the Merger Agreement, and subject to the termination of the Merger Agreement in accordance with its terms, United Sub would be willing to enter into a merger agreement with the Company containing substantially the same terms as set forth in the Merger Agreement. In addition, the proposal stated that United Sub had received a commitment letter from a financial institution in respect of such a transaction. United Sub's proposal stated that it was subject to certain other conditions, including completion of Phase I environmental due diligence and a confirmatory final audit of current assets and liabilities of the Company.

     The Board held a special meeting on the evening of November 6, 2000 at which the Board determined, after consultation with its legal and financial advisors, that the proposal from United Sub could result in United Sub making a Superior Company Proposal. At that meeting, the Board authorized and directed the officers of the Company, together with its legal and financial advisors, and subject to compliance with the terms of the Merger Agreement, to seek clarification of various aspects of the United Sub proposal, particularly with respect to its conditions, and to furnish information with respect to the Company and participate in discussions or negotiations with United Sub regarding its proposal. In accordance with the Merger Agreement, the Company provided Lukoil Americas with notice of the Company's receipt of United Sub's proposal and the Board's actions at the November 6 special meeting.

     Except as described in the immediately preceding paragraphs, no discussions are underway or are being undertaken by the Company or any of its subsidiaries, or any other person in response to the Offer that relate to or would result in a tender offer or other acquisition of the Company or (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described in the immediately preceding paragraphs, there is no transaction, board resolution, agreement in principle or signed contract entered into by the Company or any of its subsidiaries, or any other person in response to the Offer that relates to or would result in a tender offer or other acquisition of the Company or (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

ITEM 8. ADDITIONAL INFORMATION.

     OTHER MATERIAL INFORMATION.

     Section 14(f) Information Statement. The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's stockholders.

     Maryland General Corporation Law.

        -- Appraisal Rights. No appraisal rights are available under the Maryland General Corporation Law ("MGCL") in connection with the Offer. Additionally, no appraisal rights are available under the MGCL in connection with the Merger provided that the Shares continue to be listed on the New York Stock Exchange (1) as of the date of the Notice of Merger in the event that Purchaser holds 90% or more of the Company's outstanding voting stock or (2) as of the record date for determining stockholders entitled to vote on the Merger in the event that a meeting of the Company's stockholders is required to approve the Merger.

     In the event that the Shares are delisted from the New York Stock Exchange and are not relisted on any other national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. as of the record date for determining stockholders entitled to vote on the Merger, the Company's stockholders will be entitled to appraisal rights under the MGCL in connection with the Merger. The preservation and exercise of appraisal rights are conditioned on strict adherence to the applicable provisions of the MGCL. Each Company stockholder desiring to exercise appraisal rights should refer to Title 3, Subtitle 2, of the MGCL for a complete statement of the rights of an objecting stockholder and the steps which must be followed in exercising those rights. The following summary of the rights of objecting stockholders does not purport to be a complete statement of the procedures to be followed by Company stockholders desiring to exercise their appraisal rights.

     Under the MGCL, if a Company stockholder is entitled to demand and receive payment of the fair value of its Shares instead of receiving the cash consideration per Share, and wants to receive fair value for its Shares, the stockholder must:

     - within 30 days after giving the Notice of Merger in the case of a merger when the purchaser owns 90% of the Shares, or before or at the special meeting of the Company stockholders at which the Merger will be considered, file with the Company a written objection to the Merger;

     - not vote in favor of the Merger; and

     - make written demand on the Company within 20 days after the Articles of Merger evidencing the Merger (the "Articles of Merger") have been accepted for record by the State Department of Assessments and Taxation of Maryland (the "SDAT").

     Any stockholder who fails to comply with the requirements described above will be bound by the terms of the Merger.

     The Company is required to promptly notify each objecting stockholder in writing of the date of acceptance of the Articles of Merger for record by the SDAT, and may send a written offer to each objecting stockholder to pay for its Shares at what the Company considers to be the fair value of the Shares. Within 50 days after the SDAT accepts the Articles of Merger for record, either the Company or any objecting stockholder who has not received payment for its Shares may petition a court of equity in the appropriate county in Maryland for an appraisal to determine the fair value of the Shares.

     The Company does not presently intend to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Company will either file such a petition or initiate any negotiations with respect to the fair value of any Shares. Accordingly, stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in the MGCL.

     If the court finds that an objecting stockholder is entitled to an appraisal of its Shares, the court is required to appoint three disinterested appraisers to determine the fair value of the Shares on terms and conditions the court determines proper. The appraisers must, within 60 days after appointment (or such longer period as the court may direct), file with the court and mail to each party to the proceeding their report stating their conclusion as to the fair value of the Shares.

     "Fair value" is determined as of the close of business on the day of the stockholders' vote on the Merger or as of the close of business on the day the Notice of Merger is given in the case of a merger when a purchaser owns 90% of the Shares and may not include any appreciation or depreciation which directly or indirectly results from the Merger or from its proposal.

     Within 15 days after the filing of the report, any party may object to such report and request a hearing on it. The court must, upon motion of any party, enter an order either confirming, modifying or rejecting such report and, if confirmed or modified, enter judgment for the appraised value of the Shares. If the appraisers' report is rejected, the court may determine the fair value of the Shares of the objecting stockholders or may remit the proceeding to the same or other appraisers. Any judgment entered pursuant to a court proceeding shall include interest from the date of the special meeting of the Company stockholders. Costs of the proceeding shall be determined by the court and may be assessed against the Company or, under certain circumstances, the objecting stockholder, or both.

     At any time after the filing of a petition for appraisal, the court may require objecting stockholders to submit their certificates evidencing the Shares to the clerk of the court for notation of the pendency of the appraisal proceeding.

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

     A stockholder demanding payment for Shares has no right to receive any dividends or distributions payable to stockholders of record after the close of business on the date of the stockholders' vote on the Merger or on the date the Notice of Merger is given in the case of a merger when a purchaser owns 90% of the Shares, and shall cease to have any rights as a Company stockholder with respect to such Shares except the right to receive payment of the fair value thereof.

        -- Control Share Acquisitions. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. "Control Shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

     The control share acquisition statute does not apply to the Merger because the Company has opted out of such statute pursuant to the Company's bylaws.

        -- Business Combinations. Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An "interested stockholder" is defined as:

     - any person who beneficially owns ten percent or more of the voting power of the corporation's shares after the date on which the corporation had 100 or more beneficial owners of its stock; or

     - an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

     A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder.

     After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

     - eighty percent of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

     - two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

     These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

     The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

     The Board has (1) approved and exempted the Merger from the business combination provisions of the MGCL and (2) exempted any business combination between the Company and any person who becomes an interested stockholder of the Company as a result of the Offer or the Merger from the provisions of the MGCL.

     United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Purchaser filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on November 6, 2000. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on November 21, 2000, which is the fifteenth calendar day following filing of the Notification and Report Form by Purchaser. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information or documentary material is authorized by the rules promulgated under the HSR Act. Thereafter, such waiting period can be extended only by court order or by consent of Purchaser.

     The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Lukoil Americas or the Company. Under certain circumstances, Lukoil Americas may not be required to proceed with the Offer if divestiture of substantial assets of Lukoil Americas or the Company would materially harm the business of such entities. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. Purchaser does not believe that the consummation of the Offer would violate any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     Legal Representation of the Company and Getty Realty. Both the Company and Getty Realty have retained the law firm of Latham & Watkins with respect to certain aspects of the transactions described in this document. Latham & Watkins has sought and obtained from the Company and Getty Realty the appropriate waivers of potential conflicts of interests. Latham & Watkins has also established and enforced a customary ethical wall to ensure that no confidential information belonging to one party will be disclosed to or used for the benefit of the other party. Philip E. Coviello, a director of Getty Realty, is a partner of Latham & Watkins.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT                             DESCRIPTION
 -------                             -----------
(a)(1)(A)    Offer to Purchase dated November 9, 2000 ("Offer to
             Purchase") (incorporated herein by reference to Exhibit
             (a)(1)(i) to Schedule TO filed by Purchaser with respect to the Company on November 9, 2000 ("Schedule TO")).
(a)(1)(B)    Letter of Transmittal (incorporated herein by reference to
             Exhibit (a)(1)(ii) to Schedule TO).
(a)(1)(C)    Information Statement Pursuant to Section 14(f) of the
             Securities Exchange Act of 1934 and Rule 14f-1 thereunder
             (incorporated by reference herein and attached hereto as
             Annex A).
(a)(1)(D)    Letter to Stockholders of the Company dated November 9, 2000
             (incorporated by reference herein and attached hereto as
             Annex C).
(a)(1)(E)    Fairness Opinion of ING Barings LLC dated November 2, 2000
             (incorporated by reference herein and attached hereto as
             Annex B).
(a)(5)       Text of Press Release dated November 2, 2000.
(e)(1)       Agreement and Plan of Merger, dated as of November 2, 2000, by and among LUKOIL, Lukoil International, Lukoil Americas,
             Purchaser and the Company.
(e)(2)       Form of Support Agreement, dated November 2, 2000, between
             Lukoil Americas, Purchaser and each of Leo Liebowitz, Howard
             Safenowitz, Milton Cooper and certain of their affiliates or associates.
(e)(3)       Consolidated, Amended and Restated Master Lease, dated
             November 2, 2000, between Getty Properties and the Company.
(e)(4)       Environmental Indemnity Agreement dated November 2, 2000,
             between Getty Properties and the Company.
(e)(5)       Amended and Restated Trademark License Agreement, dated
             November 2, 2000, between Getty Properties and the Company.
(e)(6)       Trademark License Agreement, dated November 2, 2000, between
             Getty TM Corp. and the Company.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2000

                                          GETTY PETROLEUM MARKETING INC.

                                          By: /s/ LEO LIEBOWITZ
                                            ------------------------------------
                                            Leo Liebowitz
                                            Chairman and Chief Executive Officer

                                    ANNEX A

                         GETTY PETROLEUM MARKETING INC.
                              125 JERICHO TURNPIKE
                            JERICHO, NEW YORK 11753

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about November 9, 2000, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the Board. The Merger Agreement requires the Company, after the purchase by Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding Shares on a fully diluted basis, to cause Purchaser's designees (the "Designees") to be elected to at least a majority of the seats on the Board as set forth below. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

     Pursuant to the Merger Agreement, on November 9, 2000, Lukoil Americas and Purchaser commenced the Offer. The Offer is scheduled to expire on December 8, 2000.

     The information contained in this Information Statement (including information listed in Schedule I to the Offer to Purchase) concerning LUKOIL, Lukoil International, Lukoil Americas, Purchaser and the Designees has been furnished to the Company by Lukoil Americas and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               VOTING SECURITIES

     The common stock of the Company, par value $0.01 per share (the "Shares"), is the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 2, 2000, there were 14,002,866 Shares outstanding.

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

     The following table sets forth the beneficial ownership of Shares based on beneficial ownership as of November 1, 2000, of (1) each person who is a beneficial owner of more than five percent (5%) of the Shares, (2) each director of the Company, (3) the Named Executive Officers (as such term is defined below under the caption "Summary Compensation Table"), and (4) all directors and executive officers as a group. The "Shares of Common Stock Beneficially Owned" column includes Shares as to which voting power and/or investment power may be acquired within sixty (60) days (such as upon exercise of outstanding stock options) because such Shares are deemed to be beneficially owned under the rules of the Securities and Exchange Commission.

                                                                SHARES OF COMMON STOCK    PERCENT OF
                            NAME                                  BENEFICIALLY OWNED      CLASS (1)
                            ----                                ----------------------    ----------
Matthew J. Chanin (2).......................................             17,140                 *
  Director
Ronald E. Hall (3)..........................................             14,125                 *
  Director
Leo Liebowitz (4)...........................................          2,236,491             15.97
  Director, Chairman and Chief Executive Officer
  c/o Getty Petroleum Marketing Inc.
  125 Jericho Turnpike
  Jericho, New York 11753
Richard E. Montag (5).......................................             40,887                 *
  Director
Howard Safenowitz (6).......................................          2,371,281             16.92
  Director
  c/o Getty Petroleum Marketing Inc.
  125 Jericho Turnpike
  Jericho, New York 11753
Howard Silverman (7)........................................             39,400                 *
  Director
Vincent J. DeLaurentis (8)..................................             92,581                 *
  President and Chief Operating Officer
A.R. Charnes (9)............................................             54,877                 *
  Vice President of Marketing
Michael K. Hantman (10).....................................             88,202                 *
  Vice President and Corporate Controller
Samuel M. Jones (11)........................................             89,456                 *
  Vice President, General Counsel and Secretary
Directors and Executive Officers as a group (10 persons)....          5,044,440             36.02
Milton Cooper...............................................          1,038,070              7.41
  c/o Kimco Realty Corporation
  3333 New Hyde Park Road
  Suite 100
  New Hyde Park, New York 11042
Safenowitz Equity Partners LP (12)..........................          1,534,601             10.63
  c/o Howard Safenowitz, President
  Safenowitz Family Corp., General Partner
  c/o Getty Petroleum Marketing Inc.
  125 Jericho Turnpike
  Jericho, New York 11753
Dimensional Fund Advisors Inc. (13).........................            967,906              6.93
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

-------------------------
  * Total Shares beneficially owned constitute less than one percent of the outstanding Shares.

 (1) The percentage is determined by dividing the number of Shares shown by the aggregate number of Shares outstanding and the Shares which each such person may acquire within 60 days.

 (2) Includes 7,500 Shares subject to options that are presently exercisable or will become exercisable within 60 days.

 (3) Includes 7,500 Shares subject to options that are presently exercisable or will become exercisable within 60 days.

 (4) Includes 5,551 Shares held in the ESOP, 8,258 Shares held in the Company's and Getty Realty's retirement plans, 871,637 Shares held in Mr. Liebowitz's GRAT, 163,740 Shares held by Mr. Liebowitz' wife and 871,637 Shares held in Mr. Liebowitz' wife's GRAT, each as to which he disclaims beneficial ownership, and 30,724 Shares held by a charitable foundation.

 (5) Includes 10,190 Shares held by Mr. Montag's wife as to which he disclaims beneficial ownership, 10,100 Shares held jointly with his wife and 7,500 Shares subject to options that are presently exercisable or will become exercisable within 60 days.

 (6) Includes 23,479 Shares held as custodian for three minor children, 11,523 Shares held by Mr. Safenowitz' wife as to which he disclaims beneficial ownership, 176,118 Shares in The Marilyn Safenowitz Irrevocable Trust of which he is Co-Trustee and as to which he disclaims beneficial ownership, 500,000 Shares held by the Safenowitz Family Partnership, LP and 1,534,601 Shares held by Safenowitz Equity Partners LP (collectively, the "Limited Partnerships") and 10,000 Shares subject to options that are presently exercisable or will become exercisable within 60 days. Mr. Safenowitz is the President of Safenowitz Family Corp., the General Partner of the Limited Partnerships, and he disclaims beneficial ownership of the Shares held by the Limited Partnerships except to the extent of his pecuniary interest therein.

 (7) Includes 23,400 Shares held by his wife as to which he disclaims beneficial ownership and 10,000 Shares subject to options that are presently exercisable or will become exercisable within 60 days.

 (8) Includes 1,607 Shares held by Mr. DeLaurentis' wife as to which he disclaims beneficial ownership, 2,865 Shares held in the ESOP, 8,069 Shares held in the Company's Deferred 401(k) Savings Plan Provisions (the "401(k) Plan"), and 75,000 Shares subject to options that are presently exercisable or will become exercisable within 60 days.

 (9) Includes 5,435 Shares held in the ESOP, 25,734 Shares held in the 401(k) Plan, and 22,500 Shares subject to options that are presently exercisable or will become exercisable within 60 days.

(10) Includes 5,698 Shares held in the ESOP, 6,658 Shares held in the 401(k) Plan, and 72,500 Shares subject to options that are presently exercisable or will become exercisable within 60 days.

(11) Includes 5,698 Shares held in the ESOP, and 76,500 Shares subject to options that are presently exercisable or will become exercisable within 60 days.

(12) These Shares are also included in the total number of Shares attributable to Howard Safenowitz as set forth in the table above and further described in Note 6.

(13) Based on a copy of an Amendment to Schedule 13G filed with the SEC and received by the Company on February 11, 2000. The Company has not attempted to independently verify the accuracy of the statements set forth in such Schedule.

CHANGE IN CONTROL

     The consummation of the Offer and the Merger pursuant to the terms of the Merger Agreement mentioned herein would result in a change in control of the Company.

                        DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Board is currently comprised of six members. Pursuant to the Company's Bylaws (the "Bylaws"), directors are elected annually. All directors of the Company hold office until the election and qualification of their successors.

DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by Purchaser in accordance with the Offer for, Shares representing not less than a majority of the outstanding

Shares pursuant to the Offer, Purchaser is entitled to designate the number of members of the Board such that its percentage of designees on the Board equals the percentage of Shares it beneficially owns (rounded up to the nearest whole number); provided, however, that until the effective date of the Merger, there shall be at least two directors of the Company who are directors of the Company as of November 2, 2000 and are Independent, as defined in the Merger Agreement. Upon the request of Purchaser, the Company shall promptly either increase the size of the Board or use its reasonable best efforts to secure the resignations of such number of its incumbent directors as is necessary to enable the Designees to be so elected to the Board.

     Purchaser has informed the Company that it will choose the Designees from the directors and executive officers of Lukoil Americas and Purchaser listed in
Schedule I to the Offer to Purchase. Lukoil Americas and Purchaser have informed the Company that each of the directors and executive officers listed in Schedule I has consented to act as a director, if so designated. The information on such
Schedule I is incorporated herein by reference. The business address of Lukoil Americas and Purchaser is 540 Madison Avenue, New York, New York 10055.

     It is expected that the Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding Shares, which purchase cannot be earlier than December 8, 2000, and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board.

DIRECTORS OF THE COMPANY

     Set forth below, for each director of the Company, is information regarding their age as of November 7, 2000, position(s) with the Company, the period they have served as a director, any family relationship with any other director or executive officer of the Company, the directorships currently held by them in corporations whose shares are publicly registered and their principal occupations and employment during the past five years.

               NAME                    AGE                 POSITION                  DIRECTOR SINCE
               ----                    ---                 --------                  --------------
Matthew J. Chanin..................    46     Senior Managing Director of            December 1996
                                              Prudential Capital Group since
                                              December 1995. Prior thereto, Mr.
                                              Chanin held senior investment
                                              positions with Prudential Insurance
                                              Company of America for more than
                                              five years.
Ronald E. Hall.....................    68     Director and former Chairman of the    December 1996
                                              Board of Howell Corp. since 1996.
                                              Prior thereto, Mr. Hall was
                                              President and Chief Executive
                                              Officer of CITGO Petroleum Corp.
                                              for more than five years.
Leo Liebowitz......................    73     Chairman and Chief Executive             May 1971
                                              Officer of the Company. President
                                              and Chief Executive Officer of
                                              Getty Realty.
Richard E. Montag..................    68     Real Estate Investment Consultant.     December 1996
                                              Formerly Vice President of Real
                                              Estate Development, The Richard E.
                                              Jacobs Group, for more than five
                                              years until 1998.

               NAME                    AGE                 POSITION                  DIRECTOR SINCE
               ----                    ---                 --------                  --------------
Howard Safenowitz..................    41     Vice President, Business Affairs,      December 1998
                                              Walt Disney Pictures and
                                              Television, and prior thereto an
                                              attorney for Walt Disney Company
                                              for more than five years. Director
                                              of Getty Realty since December
                                              1998.
Howard Silverman...................    65     Co-Chairman, First Capital               June 1999
                                              Ventures. Formerly Chairman,
                                              President and Chief Executive
                                              Officer of Gruntal & Co., L.L.C.
                                              for more than five years until
                                              1995.

EXECUTIVE OFFICERS OF THE COMPANY

     Set forth below, for each officer of the Company, is information regarding their age as of November 7, 2000, position(s) with the Company, the period they have served as an officer and any family relationship with any other director or executive officer of the Company.

                                                                                             OFFICER
                 NAME                      AGE                   POSITION                     SINCE
                 ----                      ---                   --------                    -------
Leo Liebowitz..........................    73     Chairman of the Board, Chief Executive      1997
                                                  Officer and Director.
Vincent J. DeLaurentis.................    49     President and Chief Operating Officer.      1997
A.R. Charnes...........................    56     Vice President of Marketing.                1998
Michael K. Hantman.....................    48     Vice President and Corporate                1997
                                                  Controller.
Samuel M. Jones........................    63     Vice President, Corporate Secretary and     1997
                                                  General Counsel.

     Mr. Liebowitz has been Chairman and Chief Executive Officer and a director of the Company since March 21, 1997, the date of the Spinoff. He is also a President and Chief Executive Officer and a director of Getty Realty, which positions he has held since 1971. He is also a director of the Regional Banking Advisory Board of Chase Banking Corp.

     Mr. DeLaurentis joined the Company as President in August 1997 and assumed the additional position of Chief Operating Officer in June 1998. Prior thereto, Mr. DeLaurentis had been President of Interactive Marketing Ventures, a Safeguard Scientifics partnership company. Until 1996, he was the Vice President and General Manager of Sunoco's Northeast Marketing Region for Sun Company, Inc. During his eight years there, he served in various management roles including Vice President of Marketing, A plus Franchise Manager and Division Manager. His prior experience was with Atlantic Refining and Marketing and ARCO.

     Mr. Charnes has been Vice President of Marketing of the Company since September 1998. Prior thereto, he was General Manager of Marketing since February 1998. He joined Getty Realty in 1988 as a Regional Manager and continued in this capacity for the Company effective with the March 21, 1997 Spinoff. Prior to joining Getty Realty, he held various management positions with Marathon Oil Company, which he joined in 1966.

     Mr. Hantman has been Vice President and Corporate Controller of the Company since March 21, 1997, the date of the Spinoff. Prior thereto, he was Vice President and Corporate Controller of Getty Realty. He joined Getty Realty in 1985 as Corporate Controller. Prior to joining Getty Realty, he was a Principal of Arthur Young & Company, an international accounting firm.

     Mr. Jones has been Vice President, Corporate Secretary and General Counsel of the Company since March 21, 1997, the date of the Spinoff. Prior thereto, he was Vice President, Corporate Secretary and

General Counsel of Getty Realty. He joined Getty Realty in 1986 as Vice President and General Counsel and assumed the additional position of corporate secretary in 1994. Prior to joining Getty Realty, he was a Senior Attorney with Texaco Inc.

     Management is not aware of any family relationships among any of the executive officers.

CERTAIN TRANSACTIONS

     As a result of the Spinoff, Mr. Liebowitz beneficially owns approximately the same percentage of the outstanding common stock of Getty Realty (approximately 17%) as he owns of the Company's common stock, without giving effect to the issuance of 5% of the Company's common stock to the ESOP. See "Beneficial Ownership of Common Stock." Mr. Liebowitz serves as a director of Getty Realty and is Getty Realty's President and Chief Executive Officer. Mr. Howard Safenowitz and members of his family, together with the two Limited Partnerships, in the aggregate beneficially own approximately 17% of the common stock of Getty Realty. Mr. Safenowitz is also a director of Getty Realty. On November 2, 2000, Mr. Liebowitz, Mr. Safenowitz, one other stockholder and certain of their affiliates each entered into a Support Agreement with LUKOIL Americas and Purchaser, as described in Item 3 of the Schedule 14D-9.

     In connection with the Spinoff, Getty Properties and the Company entered into a Reorganization and Distribution Agreement (the "Distribution Agreement") which provided for customary division of liabilities arising after the Spinoff and mutual indemnification of Getty Properties and the Company by the other with respect to post-Spinoff liabilities of one party which are the responsibility of the other party pursuant to the Distribution Agreement. Since the date of the Distribution Agreement and the Spinoff, Getty Properties (and its parent corporation, Getty Realty) and the Company have been named as parties in various legal actions for which they have rights of indemnification under the Distribution Agreement.

     In connection with the Spinoff, Getty Properties, as lessor, and the Company, as lessee, entered into the Master Lease with respect to approximately 1,000 service station and convenience store properties and 10 distribution terminals and bulk plants. The initial term of the Master Lease was 15 years (or periods ranging from one to fifteen years with respect to approximately 400 properties leased by Getty Properties from third parties), and generally provided the Company with four ten-year renewal options (or with respect to such leased properties, such shorter period as the underlying lease may provide). The Master Lease, together with those other master leases entered into by Getty Properties and the Company after the Spinoff, were consolidated, amended and restated on November 2, 2000 as described in Item 3 of the Schedule 14D-9. For the fiscal year ended on January 31, 2000, the Company paid net lease payments to Getty Properties aggregating approximately $56.4 million, and the Company estimates that it will pay approximately $56.0 million to Getty Properties in the current fiscal year.

     In connection with the Spinoff, Getty Properties and the Company entered into a Services Agreement (the "Services Agreement"), under which the Company provides certain administrative and technical services to Getty Properties and Getty Properties provides certain services to the Company. The Services Agreement, which was amended in June 1999, is terminable in whole or in part either by the Company or by Getty Properties on 30 days' notice. The net fees paid by Getty Properties during the fiscal year ended on January 31, 2000 to the Company under the Services Agreement were $749,000, and Getty Properties has paid approximately $53,000 per month to the Company in the current fiscal year. The Company presently expects that many of these services will continue to be provided for the remainder of the current fiscal year.

     In addition, at the time of the Spinoff, Getty Properties and the Company entered into a Trademark License Agreement providing for an exclusive, royalty-free license to the Company of certain Getty(R) trademarks, service marks and trade names (including the name "Getty") used in connection with the Company's business, within the territory specified in the agreement. The Trademark License Agreement was amended and restated and a new Trademark License Agreement was entered into by Getty TM Corp. and the Company on November 2, 2000, as described in Item 3 of the Schedule 14D-9.

     Getty Properties and the Company also entered into a Tax Sharing Agreement at the time of the Spinoff that defines the parties' rights and obligations with respect to filing of returns, payments, deficiencies and refunds of federal, state and other income, franchise or motor fuel taxes relating to our business for tax years prior to and including March 21, 1997 and with respect to certain tax attributes of the Company after that date.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     Pursuant to Section 16(a) of the Securities Exchange Act and the rules issued thereunder, the Company's executive officers and directors are required to file with the Securities and Exchange Commission and the New York Stock Exchange reports of ownership and changes in ownership of the Company's Common Stock. Copies of these reports are required to be furnished to us. Based on our review of Forms 3 and 4 received by us during fiscal 2000 and of Forms 5 received by us with respect to fiscal 2000, we believe that during fiscal 2000 all of our executive officers and directors complied with the Section 16(a) requirements.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

MEETINGS

     During the fiscal year ended January 31, 2000, the Board held four regular meetings and four special meetings. Each director who served as a director during the fiscal year attended all of the meetings of the Board and of the Committees of the Board on which the director served.

COMMITTEES

     The Board has an Audit Committee, a Nominating Committee and a Compensation and Stock Option Committee, the membership and functions of which are described below.

     The Audit Committee, consisting of Messrs. Montag (Chairman), Chanin, Hall and Silverman, met one time last fiscal year. The Committee selects the firm of independent public accountants which audits the consolidated financial statements of the Company and its subsidiaries, discusses the scope and the results of the audit with the accountants and discusses the Company's financial accounting and reporting principles. The Committee also examines the summary reports of the internal auditor and discusses the adequacy of the Company's financial controls with the accountants and with management.

     The Nominating Committee, consisting of Messrs. Liebowitz (Chairman), Chanin, Hall and Safenowitz, met three times last fiscal year. The Committee recommends candidates to the Board for election as officers. The Committee recommends nominees for election to the Board and reviews the role, composition and structure of the Board and its committees. The Committee will consider nominees recommended by stockholders upon submission in writing to the Secretary with the names of such nominees, together with their qualifications for service as a director.

     The Compensation and Stock Option Committee (the "Compensation Committee"), which met once last fiscal year, consists of Messrs. Montag (Chairman), Hall, Safenowitz and Silverman. The Compensation Committee administers the Incentive Compensation Plan, the Supplemental Retirement Plan for Executives (the "Supplemental Retirement Plan") and 1997 Stock Option Plan, and reviews the compensation of the directors and officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of Messrs. Montag (Chairman), Hall, Safenowitz and Silverman. Mr. Safenowitz, a director of Getty Realty and major shareholder of both the Company and Getty Realty, serves on the Compensation Committee.

             REPORT OF THE COMPENSATION AND STOCK OPTION COMMITTEE

To Our Stockholders:

     This report addresses our compensation policies with respect to the compensation of the Chief Executive Officer and the other executive officers during fiscal 2000. The Compensation and Stock Option Committee (the "Compensation Committee") is responsible for setting the policies which govern base salary compensation, the Incentive Compensation Plan, the 401(k) Plan, the Supplemental Retirement Plan, and the Stock Option Plan and for determining amounts payable under these Plans.

     Compensation of the Company's Executive Officers (with the exception of the Chief Executive Officer) is recommended by the Chief Executive Officer to the Compensation Committee of the Board, and is discussed, reviewed and approved by the full Board. The compensation of the Chief Executive Officer is also discussed, reviewed and approved by the full Board. The Company's philosophy is that under its total compensation program the Chief Executive Officer and other executives should: (1) have a greater portion of compensation at risk than other employees; and (2) have a significant portion of their compensation tied directly to the performance of the business.

BASE SALARY

     The base salary program is designed to provide each employee with a salary competitive with salaries paid for similar positions in similar companies. Besides being able to attract and retain capable people, we will endeavor to ensure that each employee's compensation will be based on the person's ability, effort and achievement. In December 1999, consistent with the practice of the prior few years, all executive officers received a small increase in base salary.

ANNUAL INCENTIVE AWARDS

     Annual Incentive Awards are provided under the Company's Incentive Compensation Plan ("ICP"). The purpose of the ICP, which is a key component of our total compensation package, is to promote the achievement of the Company's targeted business objectives by providing competitive incentives to those employees who can impact the Company's performance. The total amount of cash available for annual ICP awards is approved by the Board after it evaluates a combination of criteria, and the Company achieves specific goals. Awards are based on a combination of company performance, business unit performance, and individual performance based on specific objectives.

     The Compensation Committee determined that the incentive compensation of the Chief Executive Officer and the other Executive Officers (shown under the caption "Bonuses" in the Summary Compensation Table) should be 125% of the targeted amount each executive officer could have received under the ICP for the fiscal year ended January 31, 2000.

STOCK OPTIONS

     Stock options are granted to encourage and facilitate personal stock ownership by the directors, executives and certain other key employees and thus strengthen their personal commitment to Getty Marketing and provide a longer term perspective to their managerial responsibilities. The stock option portion of the compensation program directly links the executive's interests with those of the stockholders. The Compensation Committee's policy is to grant stock option awards based on individual performance and the potential to contribute to our future success. During the fiscal year, options were awarded to four officers and certain key employees and certain directors. Mr. Liebowitz, who has not participated in the Stock Option Plan, did not receive any option grants during the fiscal year.

     The Compensation Committee believes that the three components described above provide compensation that is competitive with that offered by other corporations, and effectively links executive and stockholder interests through varied plans that are structured to coincide with the long term vision of Getty Marketing.

     Section 162(m) of the Internal Revenue Code denies the federal income tax deduction by publicly held corporations of compensation in excess of $1 million paid to certain executives and highly compensated officers during a fiscal year. It is our policy to take this rule into account in setting the compensation of affected executives. In addition to salaries and bonuses, compensation income recognized upon the exercise of stock options may represent compensation subject to the Section 162(m) limitation. Although it is possible that in any given year, some portion of the compensation paid to an executive will not be tax deductible under Section 162(m), the Compensation Committee believes that portions of the affected executive's total compensation that are performance based are excepted from application of Section 162(m). Deductibility will also depend upon the amount of any bonus paid as an ICP award, upon the market price of the Shares on the date stock options are exercised, and the number of options exercised by an executive in any fiscal year.

     The report of the Compensation Committee should not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and should not otherwise be deemed filed under such Acts.

                                          Compensation and Stock Option
                                          Committee:
                                               Richard E. Montag (Chairman)
                                               Ronald E. Hall
                                               Howard Safenowitz
                                               Howard Silverman

                                  COMPENSATION

DIRECTORS' COMPENSATION

     Directors receive annual retainer fees of $12,000, and committee and board meeting fees of $1,000 for each meeting attended, except for telephonic meetings for which the fee is $500 and except for the Chairman of the Audit Committee who receives $1,500 for each committee meeting and $750 for each telephonic committee meeting. Directors who are employees of the Company do not receive retainers or board meeting fees. Mr. Warren G. Wintrub, who is a director of Getty Realty and was until September 1999 also a director of a subsidiary of the Company, received $3,000 for attending three board meetings of the subsidiary.

     In December 1999, all of the members of the Board, except for Mr. Liebowitz, received stock option grants.

OTHER EXECUTIVE OFFICERS

     Other executive officers during all or part of fiscal 2000 included Vincent
J. DeLaurentis, age 49, President of Getty Marketing since August 1997, and Chief Operating Officer of the Company since June 1998; A.R. Charnes, age 56, Vice President-Marketing since September 1998, General Manager of Marketing since February 1998, and a regional marketing manager of Getty since 1989*; Michael K. Hantman, age 48, Vice President of Getty since 1991 and Corporate Controller of Getty since 1985; and Samuel M. Jones, age 63, Vice President and General Counsel of Getty since 1986 and Corporate Secretary of Getty since 1994. Management is not aware of any family relationships among any of its directors or Executive Officers.
-------------------------
* For the period prior to March 21, 1997, the date Getty Petroleum Marketing Inc. was spun-off to the stockholders of Getty Petroleum Corp., all references to "Getty" are to Getty Petroleum Corp., which after the Spinoff changed its name to Getty Realty Corp. and then Getty Properties Corp.

                           SUMMARY COMPENSATION TABLE

     The following tables set forth information about the compensation of the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company (the "Named Executive Officers") for services in all capacities to the Company and its subsidiaries (prior to March 21, 1997, Getty Petroleum Corp.) during the periods indicated. None of the Named Executive Officers received perquisites or other personal benefits that exceeded the lesser of $50,000 or 10% of the officer's salary and bonus.

                                                                                       LONG TERM COMPENSATION
                                                                                     ---------------------------
                                        FISCAL YEAR       ANNUAL COMPENSATION        SECURITIES      ALL OTHER
                                           ENDED       --------------------------    UNDERLYING     COMPENSATION
    NAME AND PRINCIPAL POSITION         JANUARY 31,    SALARY ($)    BONUS ($)(1)    OPTIONS (#)       ($)(2)
    ---------------------------         -----------    ----------    ------------    -----------    ------------
Leo Liebowitz.......................       2000         107,644        133,939             --          14,740
  Director, Chairman and                   1999         104,521         40,000             --          22,028
  Chief Executive Officer                  1998         144,970        116,000             --          19,866
Vincent J. DeLaurentis..............       2000         321,308        412,000         50,000          47,391
  President and Chief                      1999         319,308        100,000         25,000          54,225
  Operating Officer                        1998         139,615        172,500         75,000          13,121
A.R. Charnes........................       2000         140,556        180,250         20,000          20,233
  Vice President-Marketing                 1999         129,750         35,000          2,500          18,700
                                           1998         101,915         37,500          5,000           5,935
Michael K. Hantman..................       2000         131,823        158,801         10,000          27,410
  Vice President and                       1999         127,925         98,623         10,000          30,613
  Corporate Controller                     1998         124,126        137,700         20,000          27,704

                                                                                       LONG TERM COMPENSATION
                                                                                     ---------------------------
                                        FISCAL YEAR       ANNUAL COMPENSATION        SECURITIES      ALL OTHER
                                           ENDED       --------------------------    UNDERLYING     COMPENSATION
    NAME AND PRINCIPAL POSITION         JANUARY 31,    SALARY ($)    BONUS ($)(1)    OPTIONS (#)       ($)(2)
    ---------------------------         -----------    ----------    ------------    -----------    ------------
Samuel M. Jones.....................       2000         194,985        158,801         10,000          33,884
  Vice President                           1999         189,267         93,978         10,000          37,381
  General Counsel and                      1998         183,762        137,700         20,000          34,286
  Corporate Secretary

-------------------------
(1) Represents compensation paid pursuant to the Company's Incentive Compensation Plan, discussed on page A-8.

(2) All other compensation includes contributions by the Company to the defined contribution retirement profit sharing plan, matching contributions under the 401(k) Plan, contributions by the Company to the Supplemental Retirement Plan and term life insurance premiums, all as set forth in the table below.

                             ALL OTHER COMPENSATION

                                      FISCAL YEAR        DEFINED          COMPANY
                                         ENDED        CONTRIBUTION         MATCH        SUPPLEMENTAL      TERM LIFE
               NAME                   JANUARY 31,    RETIREMENT PLAN    401(K) PLAN    RETIREMENT PLAN    INSURANCE
               ----                   -----------    ---------------    -----------    ---------------    ---------
Leo Liebowitz.....................       2000            $2,222           $   --           $12,518         $   --
                                         1999             2,516               --            19,512             --
                                         1998             2,546               --            17,320             --
Vincent J. DeLaurentis............       2000             2,474            4,800            35,389          4,728
                                         1999             2,516            4,800            42,345          4,564
                                         1998                --               --            11,788          1,333
A.R. Charnes......................       2000             2,474            4,207            11,185          2,367
                                         1999             2,516            3,807            10,405          1,972
                                         1998             2,023            3,054                --            858
Michael K. Hantman................       2000             2,474            3,945            17,154          3,837
                                         1999             2,516            3,829            20,765          3,503
                                         1998             2,546            3,715            18,345          3,098
Samuel M. Jones...................       2000             2,474            4,800            21,925          4,685
                                         1999             2,516            4,800            25,737          4,328
                                         1998             2,546            4,750            23,070          3,920

OTHER EXECUTIVE COMPENSATION

     In December 1994, Getty Petroleum Corp. entered into agreements (collectively, the "Change of Control Agreements") with its non-director officers and certain key employees, in which Getty Petroleum Corp. agreed to make payments under certain circumstances upon a "change of control" of Getty Petroleum Corp. and also agreed that all stock options granted to such officer or key employee would immediately vest. In March 1996, Getty Petroleum Corp. amended the Change of Control Agreements to treat a spinoff or similar transaction involving a substantial portion of Getty Petroleum Corp.'s marketing or real estate business or assets as a "change of control". Accordingly, a "change of control" for purposes of the Change of Control Agreements occurred on March 21, 1997 -- the date the Company was spun off to Getty Petroleum Corp.'s stockholders. On that date, the Company began performing Getty Petroleum Corp.'s obligations under the Change of Control Agreements for the covered officers and employees of the Company. On April 8, 1997, the Company formally confirmed to each officer and covered employee its obligations under the Change of Control Agreements, including his/her minimum guaranteed annual compensation (the "Guaranteed Salary"). On March 9, 1998, the Company amended the Change of Control Agreements to provide that in the event of termination of an officer or covered employee by the Company other than for cause, or by either party following the assignment of materially less favorable job responsibilities, for the 24-month period after the date of termination for officers and two key employees, and 12 months for the other covered employees, the

Company will pay to each such individual over the applicable period an amount not less than the average annual sum of the individual's (i) base salary, (ii) benefits under any incentive or bonus plan and (iii) total amount of employer contributions (other than elective salary deferrals) made to the individual's account under the Company's 401(k) and other deferred compensation plans, based upon the three year or shorter period prior to March 21, 1997. In addition, the Company will continue to pay not less than the Guaranteed Salary and benefits to each officer and covered employee as long as he remains an employee of the Company. The compensation to be paid to an officer or key employee pursuant to a Change of Control Agreement will be reduced by the amount of compensation, if any, the officer or key employee receives from any other employer during the relevant period.

     Mr. DeLaurentis' rights in the event of a change of control are set forth in an employment agreement dated July 10, 1997 and amended and restated on April 8, 1999. Under the agreement, at the time of a change in control all of Mr. DeLaurentis' stock options will fully vest, and if he is terminated or if his responsibilities are diminished, he will be entitled to receive as compensation $450,000 per year for two years following the change of control, together with customary benefits extended to the Company's executives. This agreement provides that Mr. DeLaurentis' initial base salary was $300,000 per year, which subsequently was increased by the Board to $330,000 per year. The agreement, which was to initially expire on August 3, 1999, has twice been extended for additional 12 month terms and will thereafter be extended for additional 12 month terms unless it is terminated by the Board not later than 90 days before the commencement of any subsequent 12 month term.

     The Named Executive Officers participate in the ESOP. For the ESOP year ended December 31, 1999, 141,001 Shares were awarded to the eligible Named Executive Officers and employees of the Company and its subsidiaries. There remain 268,521 Shares in the ESOP trust, to be allocated to the eligible employees during the next two ESOP plan years. The following table sets forth the ESOP Shares allocated to the Named Executive Officers:

                           ALLOCATION OF ESOP SHARES

                                                           # SHARES ALLOCATED     TOTAL SHARES    % SHARES
                         NAME                             ON DECEMBER 31, 1999     ALLOCATED       VESTED
                         ----                             --------------------    ------------    --------
Leo Liebowitz.........................................           1,711               5,551           40
Vincent J. DeLaurentis................................           1,858               2,865           20
A.R. Charnes..........................................           1,858               5,435           40
Michael K. Hantman....................................           1,858               5,698           40
Samuel M. Jones.......................................           1,858               5,698           40

STOCK OPTIONS

     The following table sets forth additional information with respect to the stock options granted to the Named Executive Officers during the fiscal year ended January 31, 2000, including the potential realizable value from the stock options, assuming that they are exercised at the end of the option term and assuming 5% and 10% annual rates of stock price appreciation during the option term.

                       OPTION GRANTS IN LAST FISCAL YEAR

                               INDIVIDUAL GRANTS                                     POTENTIAL REALIZABLE VALUE AT
                         ------------------------------                                 ASSUMED ANNUAL RATES OF
                                    % OF TOTAL OPTIONS                                STOCK PRICE APPRECIATION FOR
                         OPTIONS   GRANTED TO EMPLOYEES   EXERCISE OR                        OPTION TERM(1)
                         GRANTED   IN FISCAL YEAR ENDED   BASE PRICE    EXPIRATION   ------------------------------
         NAME              (#)       JANUARY 31, 2000      ($/SHARE)       DATE            5% ($)     10% ($)
         ----            -------   --------------------   -----------   ----------         ------     -------
Leo Liebowitz..........      --              --                --              --              --          --
Vincent J.
  DeLaurentis..........  50,000            45.0              2.78        12/16/09          87,463     221,650
A.R. Charnes...........  20,000            18.0              2.78        12/16/09          34,985      88,660
Michael K. Hantman.....  10,000             9.0              2.75        12/16/09          17,295      43,828
Samuel M. Jones........  10,000             9.0              2.75        12/16/09          17,295      43,828

-------------------------
(1) The dollar amounts under the potential realizable value column are the result of calculations of assumed annual compound rates of appreciation over the ten-year life of the options in accordance with the rules of the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of the Company's common stock. The actual value, if any, an executive may realize will depend on the excess of the market price of the Shares over the exercise price on the date the option is exercised. We did not use an alternative formula for a grant date valuation, as we are not aware of any formula which will determine with reasonable accuracy a present value based on unknown or volatile factors. If the price of the Company's common stock appreciates, the value of the Company's common stock held by our stockholders will also increase. For example, the market value of the Company's common stock on January 31, 2000 was approximately $34,902,245, based upon the market price on that date. If the Share price of the Company's common stock increases by 5% per year, the market value on January 31, 2010 of the same number of Shares would be approximately $56,852,000. If the price of the Company's common stock increases by 10% per year, the market value on January 31, 2010 would be approximately $90,527,429.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

     The following table provides information as to the value of stock options held by each of the Named Executive Officers at January 31, 2000 measured in terms of the closing price of the Company's common stock on January 31, 2000. No options were exercised by the Named Executive Officers during the fiscal year ended January 31, 2000.

                                                                                              VALUE OF UNEXERCISED
                                                                        NUMBER OF                 IN-THE-MONEY
                                                                 UNEXERCISED OPTIONS AT         OPTIONS AT FISCAL
                          SHARES ACQUIRED ON   VALUE REALIZED      FISCAL YEAR END (#)            YEAR-END ($)
          NAME               EXERCISE (#)           (#)         EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
          ----            ------------------   --------------   -------------------------   -------------------------
Leo Liebowitz...........         --                 --                        --                         --
Vincent J.
  DeLaurentis...........         --                 --                    36,250                         --
                                                                         113,750                         --
A. R. Charnes...........         --                 --                     3,125                         --
                                                                          24,375                         --
Michael K. Hantman......         --                 --                    75,000                        955
                                                                          27,500                         --
Samuel M. Jones.........         --                 --                    81,000                      1,091
                                                                          27,500                         --

STOCK OPTION PLAN

     The Company's 1997 Stock Option Plan (the "Stock Option Plan"), which has been approved by our stockholders and was amended in 1998 after approval of our stockholders, authorizes the grant to directors, officers and other key employees of the Company and its subsidiaries of long-term incentive share awards in the form of options ("Options") to purchase Shares. The Stock Option Plan is administered by the Compensation Committee. The maximum number of Shares which may be the subject of outstanding Options under the Stock Option Plan is 2,000,000, subject to adjustments for stock dividends and stock splits. As of January 31, 2000, 917,223 Shares were issuable upon the exercise of options then outstanding under the Stock Option Plan. No grants may be made under the Stock Option Plan after March 2007. The number of Shares remaining for grant under the stock option plan at April 18, 2000 was 590,533.

     The recipients, terms (including price and exercise period) and type of Option to be granted under the Stock Option Plan is determined by the Compensation Committee; however, the Option price per Share under the Stock Option Plan generally must be at least equal to the fair market value of a Share (110% of the amount in the case of Incentive Stock Options granted to any individual who owns stock representing more than 10% of the voting power of the Company's common stock) on the date the Option is granted. Subject to certain limitations, Options granted under the Stock Option Plan may be either Incentive Stock Options (within the meaning of Section 422(b) of the Internal Revenue
Code) or Non-Qualified Stock Options. With certain limited exceptions, Options may not be exercised for a period of 12 months following the grant of the Option and are exercisable in installments as are specified in the Stock Option Plan or the terms of each Option. The exercise period of an Option may not extend more than 10 years following its grant.

RETIREMENT PLANS

     The Company has a retirement profit-sharing plan with 401(k) Plan for employees meeting certain service requirements. Under the terms of the 401(k) Plan, the annual discretionary contribution portion of the 401(k) Plan is determined by the Board. For the 401(k) portion of the 401(k) Plan, the Board has elected to contribute to the 401(k) Plan for each participating employee an amount equal to 50% of the employee's contribution to the plan but in no event more than 3% of the employee's compensation.

     The Company also has a Supplemental Retirement Plan. Under the Supplemental Retirement Plan, which is not qualified for purposes of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), a participating executive may receive in his trust account an amount equal to 10% of his compensation, reduced by the amount of any contributions allocated to the executive under the 401(k) Plan. The amounts paid to the trustee under the Supplemental Retirement Plan may be used to satisfy claims of general creditors in the event of the Company's or any of its subsidiaries' bankruptcy. The trustee may not cause the Supplemental Retirement Plan to be other than "unfunded" for purposes of the Employee Retirement Income Security Act of 1974, as amended. An executive's account vests in the same manner as under the 401(k) Plan and is paid upon termination of employment. Under the Supplemental Retirement Plan, the Board may, during any fiscal year, elect not to make any payment to the account of any or all executives.

                            STOCK PERFORMANCE GRAPH

     Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock against the cumulative total return of the Standard & Poor's 500 Stock Index and the Peer Group for the period from April 1, 1997 through January 31, 2000.*

PERFORMANCE GRAPH

-------------------------------------------------------------------------------------------------------
                                                            1997       1998       1999       2000
-------------------------------------------------------------------------------------------------------
  Getty Petroleum Marketing, Inc.                          $100.00    $133.76    $ 58.45    $ 51.95
-------------------------------------------------------------------------------------------------------
  Standard & Poor's 500                                    $100.00    $131.44    $173.85    $190.50
-------------------------------------------------------------------------------------------------------
  Peer Group                                               $100.00    $138.82    $ 86.08    $ 58.67
-------------------------------------------------------------------------------------------------------

Assumes $100 invested at the open of trading on April 1, 1997 in the Company's common stock, Standard & Poor's 500, and Peer Group. The Company's common stock commenced trading on the New York Stock Exchange on April 1, 1997.
*Cumulative total return assumes reinvestment of dividends.

     We have chosen as our Peer Group the following companies: Crown Central Petroleum Corp., Dairy Mart Convenience Stores, Inc., FFP Marketing Inc. and the Uni-Marts, Inc. We have chosen these companies as our Peer Group because a substantial segment of each of their businesses is petroleum marketing and distribution.

     Uni-Marts, Inc. was added to the Peer Group in 1999. The Company owns 442,700 shares of Uni-Marts common stock, which we believe is approximately 6% of the total number of Uni-Marts common shares outstanding.

     The Stock Performance Graph should not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that the Company specifically incorporates this graph by reference, and should not otherwise be deemed filed under such Acts.

     We cannot assure you that the Company's stock performance will continue in the future with the same or similar trends depicted in the graph above. We do not make or endorse any predictions as to future stock performance.

[ING BARINGS LOGO]

                                    ANNEX B

                                                                November 2, 2000

Board of Directors
Getty Petroleum Marketing Inc.
125 Jericho Turnpike
Jericho, NY 11753

Gentlemen:

     We understand that OAO Lukoil Holding ("Lukoil") has proposed to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Getty Petroleum Marketing Inc. ("Getty") at a price of $5.00 per share in cash (the "Consideration") pursuant to a tender offer and a second-step merger of Getty with a wholly-owned, indirect U.S. subsidiary of Lukoil (the "Proposed Transaction"). The terms of the Proposed Transaction are subject to the terms and conditions of the Agreement and Plan of Merger dated November 2, 2000 among Lukoil and its related entities and Getty (the "Agreement").

     You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration offered in the Proposed Transaction to the holders of the Common Stock.

     We have acted as financial advisor to Getty in connection with the Proposed Transaction and have participated on behalf of Getty in the negotiations relating to the Proposed Transaction and will receive a customary fee for our services. ING Barings has previously rendered and continues to render certain investment banking and financial advisory services to Getty and to Getty Realty Corp. ("Realty"), which leases properties to Getty, and has received customary fees for the rendering of such services. As you are aware, our firm is a full service securities firm that engages in securities trading and brokerage activities, in addition to providing investment banking services. In the ordinary course of business, we may trade or otherwise effect transactions for our own account and for the accounts of our clients in the securities of Getty, Realty and Lukoil and, accordingly, we and other clients of ours may at any time hold a long or short position in such securities.

     In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

     (i) a draft of the Agreement dated November 2, 2000, which you have advised us is in substantially final form;

     (ii) Getty's Annual Reports on Form 10-K for each of the fiscal years ended January 31, 1998, January 31, 1999 and January 31, 2000, Getty's Quarterly Reports on Form 10-Q for the quarters ended April 30, 2000, and July 31, 2000, and Getty's Form 8-K filed on April 5, 2000;

     (iii) certain other publicly available information concerning Getty, including the market price and trading volume for its Common Stock;

     (iv) certain internal information, including projections for each of the five fiscal years ending January 31, 2005 and other data relating to Getty and its business and prospects provided to us by management of Getty;

                                                        [ING BARINGS LETTERHEAD]

[ING BARINGS LOGO]

     (v) certain publicly available information concerning certain other companies engaged in businesses which we believe to be generally comparable to Getty and the trading markets for certain of such other companies' securities;

     (vi) the financial terms of certain recent transactions which we believe to be generally comparable; and

     (vii) premiums paid for public stock in all-cash, change of control transactions involving companies of similar size.

We have also met with certain officers and employees of Getty concerning its business and operations, assets, present condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information used by us and have not independently verified such information, nor do we assume any responsibility to do so. We have assumed that the financial forecasts and projections provided to or reviewed by us have been reasonably prepared based on the best current estimates and judgment of Getty's management as to the future financial condition and results of operations of Getty. We have not conducted a physical inspection of certain properties and facilities of Getty. We have visited but have not made or obtained any independent evaluation or appraisal of any of the properties and facilities of Getty. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon economic, market, financial and other conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

     This letter and the opinion expressed herein are intended for the use of the Board of Directors of Getty in its consideration of the Proposed Transaction. This opinion does not address Getty's underlying business decision to approve the Proposed Transaction or constitute a recommendation to the Board of Directors of Getty as to how such directors should vote, whether shareholders should tender any shares in the tender offer or as to any other action such shareholders should take regarding the Proposed Transaction. Furthermore, the Board of Directors of Getty has not asked us to consider the effect, if any, that the Proposed Transaction may have with respect to Realty. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without the prior written consent of ING Barings, except Getty may include this opinion in its entirety in any proxy statement, information statement or Schedule 14D-9 relating to the Proposed Transaction sent to Getty's shareholders.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that the Consideration offered in the Proposed Transaction is fair, from a financial point of view, to Getty's shareholders.

                                          Very truly yours,

                                          ING BARINGS LLC SIGNATURE

                                          ING BARINGS LLC

                                    ANNEX C

                             [GETTY PETROLEUM LOGO]

                                                                November 9, 2000

Dear Fellow Stockholders:

     We are pleased to inform you that on November 2, 2000, Getty Petroleum Marketing Inc. entered into an Agreement and Plan of Merger with Lukoil Americas Corporation and Mikecon Corp., both indirect wholly owned subsidiaries of OAO LUKOIL, a Russian company, which provides for the acquisition of Getty Marketing by Mikecon Corp. Under the terms of the Merger Agreement, Mikecon Corp. today commenced a tender offer to purchase all of Getty Marketing's outstanding shares of common stock at a price of $5.00 per share in cash.

     Following the successful completion of the tender offer, Mikecon Corp. will be merged with Getty Marketing, and all shares of Getty Marketing common stock not purchased in the tender offer will receive in the merger the same $5.00 per share in cash. The closing of the tender offer will be conditioned upon (1) at least a majority of Getty Marketing's outstanding shares being tendered and not withdrawn prior to the expiration of the tender offer, and (2) expiration or termination of the appropriate waiting period under the Hart-Scott-Rodino Act. The closing of the tender offer is also subject to other conditions.

     YOUR BOARD OF DIRECTORS, AT A SPECIAL MEETING HELD ON NOVEMBER 2, 2000, BY THE UNANIMOUS VOTE OF THE DIRECTORS, AND AFTER REVIEW OF PARTS OF THE TRANSACTION BY A SPECIAL COMMITTEE COMPRISED OF THE INDEPENDENT DIRECTORS, HAS
(1) DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF GETTY MARKETING'S STOCKHOLDERS;
(2) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE TENDER OFFER AND THE MERGER; (3) DECLARED THE MERGER AGREEMENT ADVISABLE; AND (4) RECOMMENDED THAT GETTY MARKETING'S STOCKHOLDERS ACCEPT THE TENDER OFFER, TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER AND APPROVE THE MERGER. ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER AND TENDER ALL OF YOUR SHARES OF GETTY MARKETING COMMON STOCK PURSUANT TO THE TENDER OFFER.

     In arriving at its recommendation, your Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion of Getty Marketing's financial advisor, ING Barings LLC, that, as of November 2, 2000, the offer price of $5.00 per share in cash proposed to be received in the tender offer and the proposed merger pursuant to the Merger Agreement is fair, from a financial point of view, to Getty Marketing's stockholders.

     Howard Safenowitz, Milton Cooper and I, and certain of our affiliates, who own an aggregate of approximately 40% of Getty Marketing's issued and outstanding common stock, have entered into separate support agreements with Lukoil Americas and Mikecon. We have, subject to the provisions of the support agreements, agreed, among other things, to validly tender all our shares pursuant to the tender offer.

     Additional information with respect to the tender offer and the merger is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

     On behalf of the management and directors of Getty Marketing, we thank you for the support you have given Getty Marketing.

                                          Sincerely yours,

                                          [LEO LIEBOWITZ SIGNATURE]
                                          Leo Liebowitz
                                          Chairman and Chief Executive Officer